FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 20, 2015, announcing that Gilat intends to unveil its revolutionary architecture, optimized for High-Throughput Satellites (HTS), at the China Satellite Conference in Beijing, October 28-30, 2015.
Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated October 20, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat to Unveil Revolutionary Architecture
Optimized for HTS at the China Satellite Conference
in Beijing, October 28-30, 2015

Company to showcase its breadth of solutions to address the
significant strategic opportunities in the Chinese Market

Petah Tikva, Israel, October 20, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it intends to unveil its revolutionary architecture, optimized for High-Throughput Satellites (HTS), at the China Satellite Conference in Beijing, October 28-30, 2015.

The new architecture enables satellite operators to dynamically support mobility, enterprise, cellular and consumer broadband markets – and different business models – all from a single platform.

“It is no coincidence we have decided to unveil our latest technology and products specifically at the China Satellite Conference,” said Dov Baharav, Gilat’s Interim CEO and Chairman of the Board. "China is an important strategic market for Gilat given the great value we can bring to our Chinese partners, especially as it enters the HTS and the Inflight Connectivity era.
We look forward to meeting satellite operators and service providers at the show to demonstrate to them the value and quality of the broadband communication that we can provide to the Chinese market.”

At the event, Gilat will showcase its SkyEdge II-c family of products, which supports the new architecture and addresses a wide range of markets:

•
The Capricorn product line provides ultra-high performance for 3G/LTE cellular backhauling, IP trunks, mobility services and more. Capricorn features a 4-port Gb Ethernet LAN and is available as a rack-mounted or desktop unit.

•
The Gemini product line delivers high-throughput enabling high-speed broadband Internet services to the residential and enterprise markets (e.g., retail, banking, ATMs, SCADA, M2M, IOT, lotteries, and more).

•	Libra is a satellite/cellular hybrid terminal offering mobile operators, ISPs and DTH service providers a low-cost solution for delivering reliable high-speed broadband Internet to underserved areas.

The company will also display its industry-leading mobility solutions including its high performance airborne transceivers.

Participants at the China Satellite Conference are invited to visit Gilat at booth J2. At the event, Jun Xiang, Gilat's General Manager of Greater China, will be leading a session entitled "Maximizing HTS Business Potential with Gilat's New Architecture".

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com